SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                              NUEVO ENERGY COMPANY
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                         (Title of class of securities)

                                   0067050910
                                 (CUSIP number)


                               Ralph V. Whitworth
                            Relational Investors, LLC
                     4330 La Jolla Village Drive, Suite 220
                           San Diego, California 92122
                                 (619) 597-9400
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               September 22, 1998
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule
13G to
report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see
the Notes).

                                  SCHEDULE 13D


CUSIP No.     0067050910

------------------------------------------------------------------
----------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL INVESTORS, LLC
------------------------------------------------------------------
----------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]
------------------------------------------------------------------
----------
   3  SEC USE ONLY

------------------------------------------------------------------
----------
   4  SOURCE OF FUNDS
        00
------------------------------------------------------------------
----------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
      TO ITEMS 2(d) or 2(e)
[ ]
------------------------------------------------------------------
----------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------------------------------------
----------
                      7   SOLE VOTING POWER
                            1,914,300
     NUMBER OF        --------------------------------------------
----------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        --------------------------------------------
----------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              1,914,300
       PERSON         --------------------------------------------
----------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
------------------------------------------------------------------
----------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,914,300
------------------------------------------------------------------
----------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]
------------------------------------------------------------------
----------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.65%
------------------------------------------------------------------
----------
  14  TYPE OF REPORTING PERSON
        OO
------------------------------------------------------------------
----------

CUSIP No.     006705910

------------------------------------------------------------------
----------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL INVESTORS, L.P.
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]
------------------------------------------------------------------
----------
   3  SEC USE ONLY

------------------------------------------------------------------
----------
   4  SOURCE OF FUNDS
        WC
------------------------------------------------------------------
----------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
      TO ITEMS 2(d) or 2(e)
[ ]
------------------------------------------------------------------
----------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------------------------------------
----------
                      7   SOLE VOTING POWER
                            1,435,970
     NUMBER OF        --------------------------------------------
----------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        --------------------------------------------
----------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              1,435,970
       PERSON         --------------------------------------------
----------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
------------------------------------------------------------------
----------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,435,970
------------------------------------------------------------------
----------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]
------------------------------------------------------------------
----------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.24%
------------------------------------------------------------------
----------
  14  TYPE OF REPORTING PERSON
        PN
------------------------------------------------------------------
----------

CUSIP No.     0067050910

------------------------------------------------------------------
----------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL FUND PARTNERS, L.P.
------------------------------------------------------------------
----------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]
------------------------------------------------------------------
----------
   3  SEC USE ONLY
------------------------------------------------------------------
----------
   4  SOURCE OF FUNDS
        WC/OO
------------------------------------------------------------------
----------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
      TO ITEMS 2(d) or 2(e)
[ ]
------------------------------------------------------------------
----------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------------------------------------
----------
                      7   SOLE VOTING POWER
                            147,320
     NUMBER OF        --------------------------------------------
----------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        --------------------------------------------
----------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              147,320
       PERSON         --------------------------------------------
----------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
------------------------------------------------------------------
----------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        147,320
------------------------------------------------------------------
----------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]
------------------------------------------------------------------
----------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.74%
------------------------------------------------------------------
----------
  14  TYPE OF REPORTING PERSON
        PN
------------------------------------------------------------------
----------

CUSIP No.     0067050910

------------------------------------------------------------------
----------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL COAST PARTNERS, L.P.
------------------------------------------------------------------
----------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]
------------------------------------------------------------------
----------
   3  SEC USE ONLY

------------------------------------------------------------------
----------
   4  SOURCE OF FUNDS
        WC/OO
------------------------------------------------------------------
----------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
      TO ITEMS 2(d) or 2(e)
[ ]
------------------------------------------------------------------
----------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------------------------------------
----------
                      7   SOLE VOTING POWER
                            63,806
     NUMBER OF        --------------------------------------------
----------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        --------------------------------------------
----------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              63,806
       PERSON         --------------------------------------------
----------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
------------------------------------------------------------------
----------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        63,806
------------------------------------------------------------------
----------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]
------------------------------------------------------------------
----------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.32%
------------------------------------------------------------------
----------
  14  TYPE OF REPORTING PERSON
        PN
------------------------------------------------------------------
----------

CUSIP No.     0067050910

------------------------------------------------------------------
----------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL PARTNERS, L.P.
------------------------------------------------------------------
----------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]
------------------------------------------------------------------
----------
   3  SEC USE ONLY

------------------------------------------------------------------
----------
   4  SOURCE OF FUNDS
        WC/OO
------------------------------------------------------------------
----------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
      TO ITEMS 2(d) or 2(e)
[ ]
------------------------------------------------------------------
----------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------------------------------------
----------
                      7   SOLE VOTING POWER
                            228,136
     NUMBER OF        --------------------------------------------
----------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        --------------------------------------------
----------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              228,136
       PERSON         --------------------------------------------
----------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
------------------------------------------------------------------
----------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        228,136
------------------------------------------------------------------
----------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]
------------------------------------------------------------------
----------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.15%
------------------------------------------------------------------
----------
  14  TYPE OF REPORTING PERSON
        PN
------------------------------------------------------------------
----------

CUSIP No.     0067050910

------------------------------------------------------------------
----------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RALPH V. WHITWORTH
------------------------------------------------------------------
----------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]
------------------------------------------------------------------
----------
   3  SEC USE ONLY

------------------------------------------------------------------
----------
   4  SOURCE OF FUNDS
        NA
------------------------------------------------------------------
----------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
      TO ITEMS 2(d) or 2(e)
[ ]
------------------------------------------------------------------
----------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------------------------------------
----------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        --------------------------------------------
----------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,914,300
      OWNED BY        --------------------------------------------
----------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
      PERSON          --------------------------------------------
----------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,914,300
------------------------------------------------------------------
----------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,914,300
------------------------------------------------------------------
----------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]
------------------------------------------------------------------
----------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.65%
------------------------------------------------------------------
----------
  14  TYPE OF REPORTING PERSON
        IN
------------------------------------------------------------------
----------

CUSIP No.     0067050910

------------------------------------------------------------------
----------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        DAVID H. BATCHELDER
------------------------------------------------------------------
----------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]
------------------------------------------------------------------
----------
   3  SEC USE ONLY

------------------------------------------------------------------
----------
   4  SOURCE OF FUNDS
        NA
------------------------------------------------------------------
----------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
      TO ITEMS 2(d) or 2(e)
[ ]
------------------------------------------------------------------
----------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------------------------------------
----------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        --------------------------------------------
----------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,914,300
      OWNED BY        --------------------------------------------
----------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         --------------------------------------------
----------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,914,300
------------------------------------------------------------------
----------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,914,300
------------------------------------------------------------------
----------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]
------------------------------------------------------------------
----------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.65%
------------------------------------------------------------------
----------
  14  TYPE OF REPORTING PERSON
        IN
------------------------------------------------------------------
----------

CUSIP No.     0067050910

------------------------------------------------------------------
------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        JOEL L. REED
------------------------------------------------------------------
----------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]

(b) [ ]
------------------------------------------------------------------
----------
   3  SEC USE ONLY

------------------------------------------------------------------
----------
   4  SOURCE OF FUNDS
        NA
------------------------------------------------------------------
----------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
      TO ITEMS 2(d) or 2(e)
[ ]
------------------------------------------------------------------
----------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------------------------------------
----------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        --------------------------------------------
----------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,914,300
      OWNED BY        --------------------------------------------
----------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         --------------------------------------------
----------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,914,300
------------------------------------------------------------------
----------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,914,300
------------------------------------------------------------------
----------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]
------------------------------------------------------------------
----------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.65%
------------------------------------------------------------------
----------
  14  TYPE OF REPORTING PERSON
        IN
------------------------------------------------------------------
----------

         This Amendment No. 3 to Schedule 13D (this "Statement") is being filed by and on behalf of Relational Investors, L.P. ("RILP"), Relational Fund Partners, L.P. ("RFP"), Relational Coast Partners, L.P. ("RCP"), and Relational Partners, L.P. ("RP").
Each of RILP, RFP, RCP and RP is a Delaware limited partnership. The principal business of each of RILP, RFP, RCP and RP is investing in securities.

         This Statement is also being filed by and on behalf of Relational Investors, LLC ("RILLC"), a Delaware limited liability company. The principal business of RILLC is being the sole general partner of RILP, RFP, RCP and RP. RILP, RFP, RCP, RP and an account managed by RILLC are the beneficial owners of the securities covered by this Statement. Pursuant to the Limited Partnership Agreement of each of RILP, RFP, RCP and RP, and the investment management agreement for the account managed by RILLC, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

         This Statement is also being filed by and on behalf of Ralph V. Whitworth, David H. Batchelder and Joel L. Reed. Messrs. Whitworth, Batchelder and Reed are the Managing Members of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement. Messrs.
Whitworth, Batchelder and Reed, therefore, may be deemed to have shared indirect beneficial ownership of such securities. The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as a Managing Member of RILLC. The present principal occupation of Mr. Reed is serving as President of Batchelder & Partners, Inc. (Messrs. Whitworth, Batchelder and Reed, together with RILP, RFP, RCP, RP and RILLC, hereinafter, the "Reporting Persons").

         This Statement hereby amends the Schedule 13D filed on April 20, 1998, as amended by the Schedule 13D/A filed on May 26,
1998 and Schedule 13D/A filed on July 16, 1998, as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended in its entirety by substituting the following:

          An account managed by RILLC purchased an aggregate of
39,068 Shares
for total consideration (including brokerage commissions) of
$1,619,448.51
derived from capital in the managed account and margin borrowings from the client margin account at Donaldson, Lufkin & Jenrette Securities Corporation
("DLJ").

         RILP purchased an aggregate of 1,435,970 Shares for total Consideration (including brokerage commissions) of $55,322,628.52 derived from the capital of RILP.

         RFP purchased an aggregate of 147,320 Shares for total consideration
(including brokerage commissions) of $5,929,829.96 derived from the capital of RFP and margin borrowings from a margin account at DLJ.

         RCP purchased an aggregate of 63,806 Shares for total consideration
(including brokerage commissions) of $2,613,270.51 derived from the capital of RCP and margin borrowings from a margin account at DLJ.

         RP purchased an aggregate of 228,136 Shares for total consideration
(including brokerage commissions) of $9,417,631.33 derived from the capital of RP and margin borrowings from a margin account at DLJ.

         Interest on the margin debt balance of each of the margin accounts described above is charged at the then Federal Funds Rate plus 75 basis points. DLJ has a lien on the Shares held by the account managed by RILLC and those held by each of RFP, RCP and RP to secure the repayment of the margin borrowings described above.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended in its entirety by substituting the following:

         As of the date of this Statement, except as set forth below, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons acquired the Shares covered by this Statement because, in their opinion, such Shares are undervalued by the market at the present time. One factor that the Reporting Persons believe has historically contributed to the Shares' undervaluation is the Company's corporate governance structure. In particular, the Reporting Persons were concerned about the need for more independent directors on the
Company's board of directors. Among the steps the Reporting Persons considered for positively influencing the Company's corporate governance was the nomination of directors to stand for election at the Company's
1998 Annual Meeting of Stockholders. In December 1997, in compliance with the Company's charter and bylaws, the Reporting Persons notified the Company of the Reporting Persons' intention to nominate three directors to the Company's board of directors.

         After discussions with the Company's Chairman and Chief Executive Officer and monitoring the steps the Company had taken to add respected independent directors to the Company's board, the Reporting
Persons determined that it was not appropriate to proceed with their plan to nominate directors and by letter notified the Company of that determination.

         The Reporting Persons continue to closely monitor the Company's performance. The Reporting Persons and their representatives and advisers intend to continue from time to time to discuss the Company and its business and management with members of the board of directors and management of the Company. In addition, the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Company. These communications may include discussions of the Company's strategic alternatives in light of its continued underperformance. The Reporting persons may modify their plans in the future, and may exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests.

         The Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions, or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety by substituting the following:

         (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,914,300 Shares constituting 9.65% of the outstanding Shares (the percentage of Shares owned being based upon
19,825,878 Shares outstanding at August 11, 1998 as set forth in the
Company's Form 10-Q for the quarter ended June 30, 1998). The
Reporting
Persons may be deemed to have direct beneficial ownership of Shares as follows:

NAME              NUMBER OF SHARES          PERCENT OF OUTSTANDING
SHARES
------            ----------------          ----------------------
-------
RILLC             39,068                    0.20%
RILP              1,435,970                 7.24%
RFP               147,320                   0.74%
RCP               63,806                    0.32%
RP                228,136                   1.15%

         RILLC, in its capacity as an investment management consultant, may be deemed to possess direct beneficial ownership of the 39,068 Shares that are owned by an account which it manages. Additionally, RILLC, as the sole general partner of each of RILP, RFP, RCP and RP, may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the
Securities Exchange Act of 1934) the Shares of which any of RILP, RFP, RCP and RP may be deemed to possess direct beneficial ownership. Each of Messrs.
Whitworth, Batchelder and Reed, as Managing Members of RILLC, may be deemed to share beneficial ownership of the Shares which RILLC may beneficially own.
Each of Messrs. Whitworth, Batchelder and Reed disclaims beneficial ownership of such Shares for all other purposes.

         To the best of the knowledge of each of the Reporting
Persons, other
than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

         (b) RILP has the sole power to vote or direct the vote of
1,435,970
Shares and the sole power to dispose or direct the disposition of such
Shares.

         RFP has the sole power to vote or direct the vote of 147,320 Shares and the sole power to dispose or direct the disposition of such Shares.

         RCP has the sole power to vote or direct the vote of 63,806 Shares and the sole power to dispose or direct the disposition of such Shares.

         RP has the sole power to vote or direct the vote of 228,136 Shares and the sole power to dispose or direct the disposition of such Shares.

         RILLC has the sole power to vote or direct the vote of
39,068
Shares held by an account which it manages, and the sole power to dispose or direct the disposition of such Shares. In addition, RILLC, as sole General
Partner of RILP, RFP, RCP and RP, may be deemed to have the sole power to vote or direct the vote of 1,875,232 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares.
Messrs. Batchelder, Whitworth and Reed, as the Managing Members of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         (c) Information concerning transactions in the Shares by the
Reporting Persons during the past 60 days is set forth in Exhibit
1 filed
with this Statement.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by the account managed by RILLC may be delivered to such account.

         (e) Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibit 1 filed herewith is hereby amended in its entirety by substituting the following:

                  1. Information concerning transactions in the Shares
                       effected by the Reporting Persons in the last 60
                       days.

                                   SIGNATURES


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Dated: September 23, 1998


RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.

By:  Relational Investors, LLC
   ----------------------------------
     as general partner to each


    By: /s/ Ralph V. Whitworth
       ------------------------------
        Ralph V. Whitworth
        Managing Member


RELATIONAL INVESTORS, LLC


By: /s/ Ralph V. Whitworth
   ----------------------------------
    Ralph V. Whitworth
    Managing Member


/s/ Ralph V. Whitworth
--------------------------------------
Ralph V. Whitworth


/s/ David H. Batchelder
--------------------------------------
David H. Batchelder


/s/ Joel L. Reed
--------------------------------------
Joel L. Reed

                                  EXHIBIT INDEX



Page No.  Exhibit No.    Description
-------   -----------    -----------
            1.           Information concerning transactions in
the Shares
                         effected by the Reporting Persons in the
last 60
                         days.
